China Petroleum & Chemical Corporation

A6, Huixingdong Street

Chaoyang District, Beijing, 100029

The People's Republic of China

Via EDGAR

February 7, 2007

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-5546, USA

Re:	China Petroleum & Chemical Corp.

Dear Ms. Blye:

We refer to your letter dated March 20, 2006 regarding the Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2004 filed with the Commission on June 29, 2005 with the file number 1-15138, which was forwarded to us by Skadden, Arps’ Beijing office on January 24, 2007. We sincerely apologize for not receiving your letter in your original fax or mail that was addressed to us and, thus, not being able to respond to it sooner. Set forth below are our responses to your comments raised in your letter of March 20, 2006. For your convenience, we have also restated your comments below in italics.

1.

We note your statement that you have no existing operations associated with Cuba, Iran or Sudan, and do not currently anticipate acquiring such operations. We note also the following public media reports:

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An April 28, 2004, article titled “Sinopec eyes oil and gas block in Middle East”, available at www.thestandard.com.hk, which states that “China Petroleum & Chemical Corp (Sinopec) and its parent, China Petrochemical Corp, plan to aggressively expand overseas this year, including tapping into some Middle East countries, to meet domestic demand ... [A company official] said the company will focus on several oil and gas blocks in Iran, Saudi Arabia and Kuwait.”

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A January 13,2005 New York Times article titled “China Goes Beyond Oil in Forging Ties to Persian Gulf,” which states that "the China Petroleum and Chemical Corporation, known as Sinopec, signed an agreement in March with Saudi Aramco ... Across the gulf in Iran, Sinopec agreed to buy 250 million tons of natural gas over 30 years, to jump-start the country's stalling natural gas industry. In exchange, Iran will export 150,000 barrels of crude a day to China after Sinopec has developed the Yadavaran oil field in a package deal worth $70 billion.";

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A July 29, 2005 reference in China International Business to Wang Tianpu, President of China Petroleum & Chemical Corp. (Sinopec), which states that "Sinopec's presence can also be felt in Iran, Nigeria, Kazakhstan, Azerbaijan, and elsewhere”

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A December 17, 2005, article titled “Iran, China discuss oil, gas cooperation,” available at www.ima.ir/en/news and www.zawva.com, which states that “Managing Director of China Petroleum and Chemical Company ‘Sinopec’ Chen Tonghai and Iranian Deputy Oil Minister for International Affairs Hadi Nejad-Hosseinian represented their countries” in talks regarding development of the Yadavaran oil field and the export of natural gas to China; and

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February 2006 articles from Marketwatch, Caijing and others citing statements by Mou Shuling, Director of China Petroleum & Chemical Corp about a multibillion-dollar oil deal with Iran, including a February 18,2006 Washington Post article that states that “[t]he deal would clear China Petroleum & Chemical Corp. ... to develop the Yadavaran oil field in southwestern Iran.”

Please advise us of the accuracy of these reports.

With respect Cuba, we note a January 31, 2005, article published b y The Canadian Press, titled “Cuba, China sign oil production contract; contract’s value not announced,” which states that "Cuba signed a production contract with China Petroleum & Chemical Corp., or Sinopec, to work in areas around the island believed to contain oil deposits." Please advise us of the accuracy of this report.

We respectfully submit that these reports, in so far as the Company was concerned, are factually inaccurate. Based on our review of these reports, we understand that they relate to the following projects: (i) a 30-year LNG supply arrangement with Iran, (ii) a 51% participation right in the development project of Yadavaran oil field in Iran; and (iii) an oil production contract with Cuba. Based on our inquiries to our controlling shareholder, China Petrochemical Corporation ("CPC"), which is a wholly state-owned corporation of the government of the People's Republic of China, we have been advised that CPC may have been, or continue to be, involved in some of the named projects but certain of the reported information is speculative and inaccurate. The Company, however, has not participated in any of these projects, and nor does it currently intend to participate in any of these projects. As a matter of fact, the Company has not engaged in, and does not engage in, any exploration and production activities outside China.

2.

We note the statement in your January 9, 2006 letter that China Petroleum & Chemical Corp., “has no interest or involvement in those transactions.” It is not clear from your response which transactions you reference, and whether any transactions or contacts exist between you or your affiliates and Iran, Sudan and Cuba. Please describe for us the nature and extent of your current, historical and anticipated operations in, or other contacts with, Iran, Sudan and Cuba, including the approximate amount of annual revenues and assets, whether through subsidiaries, joint ventures, affiliates or other direct or indirect arrangements. Discuss whether your affiliates' operations, financings, employees and revenues associated with Iran, Sudan and Cuba are specifically segregated from your own operations, assets, employees and revenues.

We respectfully submit that the reference to “those transactions” in our letter dated January 9, 2006 referred to the operations associated with Cuba, Iran and Sudan identified in comment No. 1 in your letter dated December 29, 2005, which include a production contract with Cuba dated January 2005, a natural gas supply agreement with Iran arranged in 2004 and a drilling rights agreement with Sudan that was reported to be executed by the end of 2005. As discussed in our January 9, 2006 letter, the Company has no interest or involvement in these transactions.

As China's largest petroleum refiner, the Company purchases crude oil on the international crude market, including crude oil originated from Iran and Sudan, in its ordinary course of business. For the year ended December 31, 2006, the Company purchased approximately 17.1 million tonnes of crude oil originated from Iran and Sudan, representing approximately 11.7% of the Company's crude oil throughput. The Company has not purchased crude oil originated from Cuba. It is our understanding that the "transactions" or "operations" referred to in your letters of December 29, 2005 and March 20, 2006 are not intended to address the Company's purchases of crude oil originated from Iran, Sudan or any other countries that are on the sanctions list administered by the OFAC. Other than the crude oil purchases identified above, none of the Company and it subsidiaries, including joint ventures and affiliates that are controlled by the Company, has any current, historical or anticipated operation in, or other contacts with, Iran, Sudan or Cuba.

CPC maintains its own operations, financings, employees and revenues that are separate from the Company, and the Company has no control over CPC’s operations, financings, employees, assets or revenues. The Company has not participated in any of CPC’s projects in Iran, Sudan or Cuba, and nor does it currently intend to participate in any of these projects. The Company has also received no financial benefit and has not assumed any obligations in connection with CPC’s projects in those areas.

3.

To the extent you have any direct or indirect operations in Iran, Sudan or Cuba, through affiliates, joint ventures or otherwise, please provide discussion and analysis responsive to the comments set forth in our prior letter.

The Company does not have any direct or indirect operations in Iran, Sudan or Cuba. Please see our response to your comment No.2 above with respect to the Company’s purchase of crude oil originated from Iran and Sudan in its ordinary course of business. Because the Company purchases a significant amount of imported crude oil on international market, we do not believe the Company’s purchase of crude oil originated from Iran and Sudan in its ordinary course of business is material information that needs to be disclosed in its annual report on Form 20-F.

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Please contact me at +8610-6499-0482 if you have any questions.

Sincerely,

China Petroleum & Chemical Corporation

/s/ Chen Ge

Chen Ge

Secretary to the Board of Directors

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